DYNACAST INTERNATIONAL LLC

DYNACAST FINANCE INC.

14045 Ballantyne Corporate Place, Suite 300

Charlotte, North Carolina 28277

February 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynacast International LLC
Dynacast Finance Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On or about February 13, 2012, Dynacast International LLC, a Delaware limited liability company, and Dynacast Finance Inc., a Delaware corporation (together, the “Issuers”), and the additional registrants named therein (collectively, the “Guarantors” and together with the Issuers, the “Registrants”), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “Registration Statement”). The Registration Statement registers the Issuers’ offer to exchange (the “Exchange Offer”) up to $350,000,000 aggregate principal amount of their 9.25% Senior Secured Second Lien Notes due 2019 (the “Exchange Notes”) for any and all of their outstanding unregistered 9.25% Senior Secured Second Lien Notes due 2019 (the “Outstanding Notes”). The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the Registration Statement.

Please be advised that the Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the SEC in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (“Morgan Stanley”) and Shearman & Sterling, available July 2, 1993. In connection with the Exchange Offer, the Registrants make the following representations to the staff of the SEC:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware, by means of the Exchange Offer prospectus and the related letter of transmittal, that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the staff position enunciated in the Exxon Capital, the Morgan Stanley or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. With respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with any Registrant or an affiliate of any Registrant to distribute the Exchange Notes. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Registrants also will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision substantially in the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions concerning this letter, please contact Elizabeth G. Wren at (704) 343-2319 or Knut Nodeland at (704) 343-2185 of McGuireWoods LLC, counsel to the Registrants.

Very truly yours, DYNACAST INTERNATIONAL INC. DYNACAST INTERNATIONAL LLC DYNACAST FINANCE INC. DYNACAST US 1 LLC DYNACAST INC. DYNACAST MFG. INC. KDI ACQUISITION LLC

By:	/s/ Adrian Murphy
Adrian Murphy, Chief Financial Officer

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